EXHIBIT 21

SUBSIDIARIES OF JANEL WORLD TRADE, LTD.

Name	Incorporated in
Janel Group, Inc. (F/K/A The Janel Group
of New York, Inc.)	New York
The Janel Group of Illinois, Inc.	Illinois
The Janel Group of Los Angeles, Inc.	California
The Janel Group of Georgia, Inc.	Georgia
Alpha International, LP	New York
PCL Transport, LLC	New Jersey
Janel Alpha GP, LLC	Delaware
Janel Ferrara Logistics, LLC	New Jersey
Order Logistics, Inc.	Nevada